SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR ANNOUNCES TAKE-OFF FOR SEATBACK ADVERTISING

Ryanair, Europe's largest low fares airline today (Tuesday, 26th September 2006) announced an exclusive five year deal with InviseoMedia to install seatback advertising across the entire current and future fleet of 239 Boeing 737-800 aircraft.

The 'Inviseo Table' is a custom-made, personal backrest tray-table, set with an integrated advertising panel for printed advertisements. During the next two years, Ryanair's entire fleet will be fitted with the Inviseo Table, offering advertisers unparalleled access to 42M passengers this year growing to 70M+ passengers p.a. in 2012.

Announcing the deal, Peter Sherrard, Ryanair's Head of Communications said:

        "This product is great news for passengers who can expect even lower fares as advertisers all over Europe contribute to lowering the cost of flights in exchange for being able to promote their products on Ryanair's seat backs. The Inviseo Table offers advertisers a high impact on-board advertising medium to a captive audience of some of Europe's most upwardly mobile consumers".

Andersen Cheng, Acting-CEO of InviseoMedia said:

        "This is a landmark deal for InviseoMedia. Ryanair have the diversity of routes, passenger volume and flight frequency to offer Europe's major advertisers exposure to a unique and captive audience.

        "We've already received a number of enquiries from major advertisers interested in promoting their brands cross-border, initiating new product launches or targeting niche audiences on specific routes."

Ends.                                Tuesday, 26th September 2006

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228                Tel: 00 353 1 4980300



Notes to Editors:

About Ryanair

Ryanair is Europe's largest low fares airline with 17 bases and 393 low fare routes across 24 countries. By the end of March 2007, Ryanair will operate an entire fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 100 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 3,700 people and expects to carry approximately 42 million scheduled passengers in the current year.

For further information on Ryanair please contact:

Peter Sherrard - Ryanair             Pauline Mc Alester - Murray Consultants
Tel: +353 1 8121 228                 Tel: +353 1 4980366



About InviseoMedia

The Inviseo Table is a backrest tray-table with an integrated advertising display for printed advertisements. It is a simple yet high-quality product which took 9 years to develop. The Inviseo Table is highly durable, moisture proof and vandal resistant. The technology has been developed and approved in accordance with guidelines set by authorities including the FAA and EASA. The Inviseo Table is already flying and current advertisers include Microsoft, T-com, Daimler Chrysler, Nikon, Pentax, Canon, etc.

Key benefits include:

   - Inviseo Table provides an almost guaranteed and uninterrupted interaction with the passenger for a minimum of forty minutes, given the tray table is stowed during take-off and landing

   - the Inviseo Table advertising panel has enough space to produce creative, informative and persuasive communications at a fraction of the cost of traditional advertising

   - tray table installation, media bookings and logistics are all taken care of by InviseoMedia

   - replacement of the advertising message takes as little as fifteen seconds



For further information on InviseoMedia please contact:

Christopher Taylor
Pasley-Tyler & Co
+44 (0) 207 318 0812
+44 (0) 7834 620 040
ctaylor@pasley-tyler.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 September 2006
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director